

Mail Stop 7010

May 1, 2009

By U.S. Mail and Facsimile

Mr. Rakesh Sachdev
Chief Financial Officer
Sigma-Aldrich Corporation
3050 Spruce Street
St. Louis, Missouri 63103

   Re: **Sigma-Aldrich Corporation**
      Form 10-K for the Fiscal Year Ended December 31, 2008
      File No. 000-08135

Dear Mr. Sachdev:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

  If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

          Sincerely,

          John Cash
          Accounting Branch Chief